Filed pursuant to Rule 424(b)(3)
Registration No. 333-137128
PROSPECTUS
UROPLASTY, INC.
1,389,999 Shares of Common Stock
and
764,500 Shares of Common Stock
Issuable Upon the Exercise of Warrants

This prospectus relates to shares of our common stock that may be sold at various times by the selling shareholders identified under “Selling Shareholders.” We will not receive any proceeds from the sale of those shares.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On October 16, 2006, the closing price of our common stock on the American Stock Exchange was $3.40 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 3 to read about factors you should consider before buying shares of the common stock.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated October 17, 2006

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different information. This prospectus may be used only where it is legal to sell these securities. The information in this document is current only as of the date on the front cover.

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PROSPECTUS SUMMARY
This summary highlights basic information about us and the offering but may not contain all the information that may be important to you. You should read the section entitled “Risk Factors” in this prospectus as well as the more detailed information contained in and incorporated by reference into this prospectus. The references in this prospectus to “we,” “our,” or “us” refer to Uroplasty, Inc. and its subsidiaries, unless the context indicates otherwise.
Our Business
We are a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions. We have developed, and are developing, products primarily for the treatment of urinary and fecal incontinence. Our products offer physicians and patients minimally invasive treatment options. All products we currently market have received CE marking (similar to FDA approval in the U.S.) and are being sold in approximately 40 countries, including in Europe, Canada, Australia and Latin America. Our Macroplastique products have not yet been cleared for marketing in the United States.
Products we market include:
     • Macroplastique® Implants, our key product, is a proprietary, implantable soft tissue bulking product for the treatment of both male and female urinary incontinence. When Macroplastique is injected into tissue around the urethra, it stabilizes and “bulks” tissues close to the urethra, thereby providing the surrounding muscles with increased capability to control the release of urine. Macroplastique is also used to treat vesicoureteral reflux, predominately a pediatric condition in which the urine flows backward from the bladder to the kidney. Macroplastique has been sold for urological indications outside the United States since 1991. Our other proprietary, implantable soft tissue bulking agents that we sell outside the United States include PTQ™ Implants for fecal incontinence, VOX™ Implants for vocal cord rehabilitation and Bioplastique® Implants for dermal augmentation.
     • I-Stop™ tape is a biocompatible, polypropylene, tension-free sling for the treatment of female urinary incontinence. We are the exclusive distributor of this product in the United Kingdom and in the United States. In August 2005 this product received premarket clearance for sale within the United States.
     • The Urgent® PC neuromodulation system is a minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Using percutaneous tibial nerve stimulation, the product delivers an electrical pulse that travels to the sacral nerve plexus, a control center for bladder function. In April 2005, we acquired the exclusive rights to manufacture and distribute this product in the United States, Canada and all countries recognizing the CE mark. We received regulatory approvals for sale of this product in the United States and Canada in October 2005, and in Europe in November 2005. Subsequently, we have launched the product for sale in those markets.
Our goal is to develop and commercialize a portfolio of minimally invasive products for the treatment of voiding dysfunctions. We believe that, with a suite of innovative products, we can increasingly garner the attention of key physicians and distributors and enhance market acceptance of our products. The key elements of our strategy are to:
•	Pursue regulatory approval in the United States for our Macroplastique product line;

•	Build our own United States sales and marketing organization, using a combination of direct and independent sales representatives;

•	Expand distribution of our products outside of the United States; and

•	Acquire or license complimentary products if appropriate opportunities arise.
We have concluded a multi-center human clinical trial using Macroplastique in a minimally invasive, office-based procedure for treating female stress urinary incontinence resulting from internal sphincter deficiency, or a weakening of the muscles that seal off the flow of urine. In December 2004, the FDA accepted for filing our pre-market approval submission with respect to Macroplastique for the treatment of female stress urinary incontinence. In September 2006, we received an approvable letter from the FDA relating to our pre-market approval application for Macroplastique Implants. The receipt of the approvable letter follows the FDA’s completion of the scientific review of the safety and efficacy of Macroplastique. The FDA determined that our pre-market approval application is approvable subject to our manufacturing facilities, methods and controls being audited by the FDA and in compliance with applicable Quality System Requirements. The FDA is currently auditing our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands. We expect to begin marketing the product in the Unites States in early 2007, assuming the FDA approves our pre-market approval application. However, we cannot assure when or if the FDA will ultimately approve our marketing of Macroplastique in the Unites States or that we can market the product profitably.
Our company was incorporated in Minnesota in 1992. Our headquarters are located at 5420 Feltl Road, Minnetonka, Minnesota, 55343. Our telephone number is (952) 426-6140. We maintain a web site at www.uroplasty.com. Information contained on our web site is not part of this prospectus. As used in this prospectus, “we,” “our,” or “us” refer to Uroplasty, Inc., a Minnesota corporation, and its subsidiaries.
Macroplastique®, Bioplastique®, PTQ™, VOX™, I-Stop™ and Urgent® PC are trademarks we own or license.
The Offering

Common stock offered by selling shareholders:	Up to 1,389,999 shares of common stock and 764,500 shares of common stock issuable upon the exercise of warrants.

Use of proceeds:	We will not receive any proceeds from the sale of shares in this offering. The proceeds, if any, we receive from the exercise of the warrants will be used for general corporate purposes.

Trading symbol:	Our common stock is traded on the American Stock Exchange under the symbol “UPI.”
On August 7, 2006, we completed a private placement to the selling shareholders in which we sold an aggregate of 1,389,999 shares of our common stock, together with warrants to purchase 695,000 shares of our common stock at an exercise price of $2.50 per share. We also sold to the placement agent a warrant to purchase 69,500 shares of our common stock. This prospectus covers the resale of the shares of common stock acquired in the private placement as well as the shares issuable upon exercise of the warrants.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below and all other information contained or incorporated by reference in this prospectus before purchasing our common stock. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the price of our common stock could decline and you could lose part or all of your investment
Risks Related to Our Company and Industry
We continue to incur losses and may never reach profitability
We have incurred net losses in each of the last six fiscal years. As of June 30, 2006, we had an accumulated deficit of approximately $12.3 million primarily as a result of costs relating to the development, including seeking regulatory approvals, and commercialization of our Macroplastique, I-Stop™ tape, Urgent® PC neuromodulation system and related products. We expect our operating expenses relating to sales and marketing activities and product development will continue to increase during the foreseeable future. To achieve profitability, we must generate substantially more revenue than we have in prior years. Our ability to achieve significant revenue growth will depend, in large part, on our ability to obtain FDA approval to market Macroplastique, and our ability to achieve widespread market acceptance for our products, which we cannot guarantee will happen. We may never realize significant revenue from the sale of our products or be profitable.
We will require additional financing in the future which may not be available to us when required, or may be available only on unfavorable terms.
Our future liquidity and capital requirements will depend on numerous factors including: the timing and cost associated with obtaining final FDA approval of Macroplastique; the timing and cost involved in manufacturing scale-up and in expanding our sales, marketing and distribution capabilities in the United States markets; the cost and effectiveness of our marketing and sales efforts with respect to our existing products in international markets; the effect of competing technologies and market and regulatory developments; and the cost involved in protecting our proprietary rights. Because we have yet to achieve profitability and generate positive cash flows, we need to raise additional debt or equity financing in fiscal 2007 to continue funding for product development and continued expansion of our sales and marketing activities. To this end, we plan to raise additional equity capital. There can be no guarantee that we will be successful, as we currently have no committed sources of, or other arrangements with respect to, additional equity or debt financing. We therefore cannot assure that we will obtain additional financing on acceptable terms, or at all. If we do not raise the additional financing we seek to support our current growth plans, we will need to curtail our product development and sales and marketing activities in order to conserve cash and maintain our operations through the balance of fiscal 2007. This would adversely impact our future business and prospects. In any event, because we are not profitable, we need to raise substantial additional financing to support our operations and planned growth activities in fiscal 2008. Any equity financing could substantially dilute your equity interests in our company and any debt financing could impose significant financial and operational restrictions on us.
If we fail to receive or experience a significant delay in receiving regulatory approvals for sale of our products, our ability to generate revenues will be limited and our business prospects may suffer.
We cannot sell Macroplastique in the United States until we obtain the requisite FDA approvals. If we suffer delays in obtaining or fail to receive regulatory approvals, our ability to generate revenues from the sale of these products will be limited and our future growth may be significantly hampered.
In the United States, we have submitted a pre-market approval application with respect to Macroplastique. The pre-market approval process is very expensive, uncertain and time-consuming and could materially delay our product coming to market. In September 2006, we received an approvable letter from the FDA relating to our pre-market approval application for Macroplastique Implants. The receipt of the approvable letter follows the FDA’s completion of the scientific review of the safety and efficacy of Macroplastique. The FDA determined that our pre-market approval application is approvable subject to our manufacturing facilities, methods and controls being audited by the FDA and in compliance with applicable Quality System Requirements. The FDA is currently auditing our manufacturing facilities in Minneapolis, Minnesota and Eindhoven, The Netherlands. We expect to begin marketing the product in the Unites States in early 2007, assuming the FDA approves our pre-market approval application. However, we cannot assure when or if the FDA will ultimately approve our marketing of Macroplastique in the Unites States or that we can market the product profitably.

We are primarily dependent on sales of one product and our business would suffer if sales of this product decline.
We are dependent on sales of our products that contain our Macroplastique bulking agent. Our Macroplastique product line accounted for 67% and 76%, respectively, of total net sales during fiscal 2006 and 2005. If our Macroplastique products were no longer available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products would significantly decline. A significant decline in our net sales could also negatively impact our product development activities and therefore our business prospects.
We are unable to predict how quickly or how broadly our products will be accepted by the market. If demand for our products fails to develop as we expect, our revenues will decline or we may be unable to increase our revenues and be profitable.
Although some our products have received FDA approval, market acceptance is uncertain. Our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance of our products will depend on our ability to demonstrate the safety, clinical efficacy, perceived benefits and cost-effectiveness of our products compared to products or treatment options of our competitors, and to train physicians in the proper application of our products. We cannot assure you that we will be successful in educating the marketplace about the benefits of using our products. Even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. If our products do not achieve increasing market acceptance in the United States and internationally, our revenues will decline or we may be unable to increase our revenues and be profitable.
Our products and facilities are subject to extensive regulation with which compliance is costly and which exposes us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.
The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain FDA approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations. Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	enforcing operating restrictions;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.

Even if we receive regulatory approval or clearance of a product, the approval or clearance could limit the uses for which we may label and promote the product, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by FDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. In addition, we may rely on our distributors outside the United States in seeking regulatory approval to market our devices in particular countries. To the extent we do so, we are dependent on persons outside of our direct control to make regulatory submissions and secure approvals, and we do or will not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.
In addition, our business and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.
If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.
The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:
•	be expensive and time consuming to defend;

•	result in us being required to pay significant damages to third parties;

•	cause us to cease making or selling products that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products, if feasible;

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•	divert the attention of our management; or

•	result in our customers or potential customers deferring or limiting their purchases or use of the affected products until resolution of the litigation.
In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively and we may not be profitable.
Our success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of trademark laws and confidentiality, noncompetition and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patents and patent applications if issued, may not be broad enough to prevent competitors from introducing similar products into the market. Our patents, if challenged or if we attempt to enforce them, may not necessarily be upheld by the courts of any jurisdiction. In addition, patent protection in foreign countries may be different from patent protection under United States laws and may not be favorable to us. As a result, we may not be able to compete effectively.
We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all of our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent products or processes or otherwise gain access to our unpatented proprietary technology. We attempt to protect our trade secrets and other unpatented proprietary technology through the use of confidentiality agreements and noncompetition agreements with our current employees and with other parties to whom we have divulged trade secrets. However, these agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event competitors discovery or independently develop similar proprietary information.
Product liability claims could adversely affect our business and results of operations.
The manufacture and sale of medical devices exposes us to significant risk of product liability claims, some of which may have a negative impact on our business. Our existing products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing $2 million of worldwide product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of any of our products likely would be costly, would be uninsured and could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Any losses that we may suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may divert management’s attention from other matters and may have a negative impact on our business and our results of operations.
If we are not able to successfully scale-up production of our products, our sales and revenues will suffer.
In order to commercialize our products in the United States and international markets, we need to be able to produce, or subcontract the production, of our products in a cost-effective way on a large scale to meet demand, while maintaining high standards for quality and reliability. If we fail to successfully commercialize our products, we will not be profitable.
We may experience manufacturing and control problems as we begin to scale-up our future manufacturing operations, and we may not be able to scale-up manufacturing in a timely manner or at a reasonable cost to enable production in sufficient quantities. If we experience any of these problems, we may not be able to have our products manufactured and delivered in a timely manner.
The I-Stop sling is designed and manufactured by CL Medical in France for our distribution in the United States and the United Kingdom. If CL Medical experiences problems with manufacturing or control, encounters regulatory or compliance problems, or incurs delays, we may not receive the I-Stop product in a timely manner. This would limit our ability to generate revenues.

The loss or interruption of materials from any of our key suppliers could slow down the manufacture of our products, which would limit our ability to generate sales and revenues.
We currently purchase several key materials used in our products from single source suppliers. Our reliance on a limited number of suppliers subjects us to several risks, including an inability to obtain an adequate supply of required materials, price increases, untimely delivery and difficulties in qualifying alternative suppliers. We cannot be sure that acceptable alternative arrangements could be made on a timely basis. Additionally, the qualification of materials and processes as a result of a supplier change could be deemed as unacceptable to regulatory authorities and cause delays and increased costs due to additional test requirements. A significant interruption in the supply of materials, for any reason, could delay the manufacture and sale of our products, which would limit our ability to generate revenues.
If we are not able to maintain sufficient quality controls, approval of our products by the European Union, the FDA or other relevant authorities could be delayed or denied and our sales and revenues will suffer.
Approval of our products could be delayed by the FDA, European Union or other related authorities if our manufacturing facilities do not comply with applicable manufacturing requirements. The FDA’s Quality System Regulations impose elaborate testing, control, document and other quality assurance procedures. Canada and the European Union also impose requirements on quality control systems of manufacturers, which are inspected and certified on a periodic basis and may be subject to additional unannounced inspections. Failure by us or CL Medical to comply with these requirements could prevent us from obtaining FDA approval for our products and from marketing our products in the United States. We cannot assure you that our manufacturing facilities will comply with applicable requirements on a timely basis or at all.
Even with approval to market our products in the European Union, the United States and other countries, we must continue to comply with relevant manufacturing requirements. If violations of applicable requirements are noted during periodic inspections of our manufacturing facilities, we may not be able to continue to market our products and our revenues could be materially adversely affected.
If we are not able to increase our sales force and expand our distribution channels, our sales and revenues will suffer.
To date, we have sold our products in foreign markets through a network of independent distributors and our direct sales force. Our ability to increase product sales in foreign markets will largely depend on our ability to develop and maintain relationships with our existing and additional distributors and to recruit additional sales personnel. We may not be able to attract distributors who are willing to commit the necessary resources to market and sell our products to the level of our expectations. In the United States, we have a sales organization consisting of a direct sales management group and a nationwide network of independent sales representatives and a marketing organization to market our products directly and support our distributor organizations. We anticipate continuing to expand our sales and marketing organization, as needed to support our growth. We have and will continue to incur significant continued and additional expenses to support this organization. We will need to raise additional debt or equity financing to expand our sales and marketing organizations. We have incurred and likely will incur some additional related expenses in advance of any anticipated regulatory approval, which we could not recoup if we do not receive such approval. We also may not be able to hire, train and motivate qualified sales and marketing personnel. Failure to expand our distribution and sales channels will adversely affect our sales and revenues.
If we are not able to acquire or license other products, our business and future growth prospects could suffer.
As part of our growth strategy, we intend to acquire or license additional products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select and acquire the right products. In fact, we have an option to acquire the assets of CystoMedix, Inc., the company that has licensed the Urgent® PC technology to us.
Any product candidate we license or acquire may require additional development efforts prior to sale, including clinical testing and approval by the FDA. Product candidates may fail to receive or experience a significant delay in receiving FDA approval. In addition, we cannot assure you that any approved products that we acquire or license will be manufactured economically, successfully commercialized or widely accepted in the marketplace. Other companies, including those with greater financial, marketing and sales resources, may compete with us for the acquisition or license of product candidates or approved products. We may not be able to acquire or license the right to other products on terms that we find acceptable, or at all.

Even if we complete future acquisitions (including that of CystoMedix, of which there is no assurance), our business, financial condition and the results of operations could be negatively affected because:
•	we may be unable to integrate the acquired business successfully and realize anticipated economic, operational and other benefits in a timely manner; and

•	the acquisition may disrupt our ongoing business, distract our management and divert our resources.
The loss of our key customers could result in a material loss of revenues.
During fiscal 2006, we had two customers that individually accounted for approximately 14% and 11% of our net sales. During fiscal 2005, the same two customers individually accounted for approximately 15% and 11% of our net sales. As a result, we face the risk that one or more of our key customers may decrease its or their business with us or terminate its or their relationships with us. Any decrease in business from these customers, if we are unable to replace them, could result in a material decrease in our revenue. This could adversely affect our financial condition.
Negative publicity regarding the use of silicone material in medical devices could harm our business and result in a material decrease in revenues.
Macroplastique is comprised of medical grade, heat-vulcanized polydimethylsiloxane, which results in a solid, flexible silicone elastomer. In the early 1990’s, the United States breast implant industry became the subject of significant controversies surrounding the possible effects upon the human body of the use of silicone gel in breast implants, resulting in product liability litigation and leading to the bankruptcy of several companies, including our former parent, Bioplasty, Inc. We use only medical grade solid silicone material in our tissue bulking products and not semi-liquid silicone gel, as was used in breast implants. Negative publicity regarding the use of silicone materials in our products or in other medical devices could have a significant adverse affect on the overall acceptance of our products. We cannot assure you that the use by us and others of solid silicone in medical devices implanted in the human body will not result in negative publicity.
The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.
We still derive substantially all of our net sales from operations in international markets. We expect non-United States sales to continue to represent a significant portion of our revenues until we achieve sufficient market acceptance from United States customers of the already FDA-approved products and we obtain requisite FDA approvals for the remaining products. The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive United States and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.
In addition, most of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:
•	the imposition of additional United States and foreign governmental controls or regulations;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of United States and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•	political and economic instability;

•	fluctuations in the value of the U.S. dollar relative to foreign currencies;

•	a shortage of high-quality sales people and distributors;

•	loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•	changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•	pricing pressure that we may experience internationally;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	difficulties in enforcing or defending intellectual property rights; and

•	exposure to different legal and political standards due to our conducting business in approximately 40 countries.
We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.
Fluctuations in foreign exchange rates could negatively impact our results of operations.
Because our international sales are denominated primarily in euros, currency fluctuations in countries where we do business may render our products less price competitive than those of competing companies whose sales are denominated in weaker currencies. We report our financial results in U.S. dollars, and fluctuations in the value of either the dollar or the currencies in which we transact business can have a negative impact on our results of operations and financial condition. Consequently, we have exposure to foreign currency exchange risks. We do not hedge any of our foreign currency risk.
If we are unable to continue to develop and market new products and technologies, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.
We are continually engaged in product development and improvement programs, and we expect new products to represent a significant component of our future business. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the urinary and fecal incontinence market. If we do not continue to introduce new products and technologies, or if those products and technologies are not accepted, we may not be successful and our business would suffer. Moreover, our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.
The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.
The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education and employ a sales force that is large enough to interact with the targeted physicians. We may not have adequate resources to market our products successfully against larger competitors which have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.
The size and resources of our competitors may allow them to compete more effectively than we can, which could adversely affect our potential profitability.
Our products compete against similar medical devices and other treatment methods, including drugs, for treating urinary and fecal voiding dysfunctions. Many of our competitors have significantly greater financial, research and development, manufacturing and marketing resources than we have. Our competitors could use these resources to develop or acquire products that are safer, more effective, less invasive, less expensive or more readily accepted than our products. Their products could make our technology and products obsolete or noncompetitive. Our competitors could also devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. If we are not able to compete effectively, then we may not be profitable.
We are dependent on the availability of third-party reimbursement for our revenues.
Our success depends on the availability of reimbursement for the cost of our products from third-party payors, such as government health authorities, private health insurance plans and managed care organizations. There is no uniform policy for reimbursement in the United States and foreign countries. We believe that the ease of obtaining, and the amount of, reimbursement for urinary incontinence treatment has a significant impact on the decisions of health care providers regarding treatment methods and products. Accordingly, changes in the extent of coverage or a reduction in reimbursement rates under any or all third-party reimbursement programs may cause a decline in purchases of our products, which would materially adversely affect the market for our products. Alternatively, we might respond to reduced reimbursement rates by reducing the prices of our products, which could also reduce our revenues.
If physicians do not recommend and endorse our products, our sales may decline or we may be unable to increase our sales and profits.
In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy, cost-effectiveness and reimburseability of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales and profits.
Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.
We are focused on the market for minimally invasive therapies used to treat voiding dysfunctions. We believe that the aging of the general population will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize. Actual demand for our products could also be affected if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and profitability.

Proposals to modify the health care system in the U.S. or other countries could affect the pricing of our products. If we cannot sell our products at the prices we plan to, our margins and profitability could be adversely affected.
Proposals to modify the current health care system in the United States to improve access to health care and control its costs are continually being considered by the federal and state governments. We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care reform proposals. We cannot predict whether these reform proposals will be adopted, when they may be adopted or what impact they may have on us if they are adopted. Any spending decreases or other significant changes in government programs such as Medicare could adversely affect the pricing of our products.
Like the United States, foreign countries have considered health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates. Any reduction in reimbursement rates under United States or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, our margins and our profitability will be adversely affected.
If our information systems fail or if we experience an interruption in their operation, our business and results of operations could be adversely affected.
The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions, order entry, order fulfillment and inventory replenishment processes, and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:
•	earthquake, fire, flood and other natural disasters;

•	terrorist attacks and attacks by computer viruses or hackers; and

•	power loss or computer systems, Internet, telecommunications or data network failure.
Any such interruption could adversely affect our business and results of operations.
If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.
Our future success depends, in large part, on the continued service of our senior management. We have no key person insurance with respect to any of our senior managers, and any loss or interruption of their services could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find an appropriate replacement should the need arise.
We also compete for experienced medical device sales personnel. If we are unable to hire and retain qualified sales personnel, our sales could be negatively impacted.

Risks Relating to this Offering
You may be unable to sell your investment.
There is only a limited trading market for our common stock, which is quoted on the AMEX. Transactions in our common stock may lack the volume, liquidity and orderliness necessary to maintain a liquid and active trading market. Accordingly, an investor should consider the potential lack of liquidity before investing in our common stock.
Further, our common stock is subject to the “penny stock” rules under the Securities and Exchange Act of 1934. The penny stock rules require brokers who sell penny stocks to persons other than established customers and institutional accredited investors to complete required documentation, make suitability inquiries and provide investors with information concerning the risks of trading in the security. The additional burdens imposed on brokers by these requirements could discourage brokers from effecting transactions in our common stock. Consequently, an investor is likely to find it more difficult to sell our common stock.
Our stock price may fluctuate and be volatile.
The market price of our common stock may be subject to significant fluctuation due to the following factors, among others:
•	variations in our quarterly financial results;

•	developments regarding FDA approval of Macroplastique;

•	market acceptance of our products;

•	the success of our efforts to acquire or license additional products;

•	announcements of new products or technologies by us or our competitors;

•	developments regarding our patents and proprietary rights or those of our competitors;

•	developments in United States or international reimbursement systems;

•	changes in accounting standards, policies, guidance or interpretations;

•	sales of substantial amounts of our stock by existing shareholders; and

•	general economic conditions.
The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market fluctuations may cause the price of our common stock to fall abruptly or remain significantly depressed.
Future sales of our common stock in the public market could lower our share price.
The market price of our common stock could decline due to sales by our existing shareholders of a large number of shares of our common stock or the perception that these sales could occur. These sales could also make it more difficult for us to raise capital through the sale of common stock at a time and price we deem appropriate.
The following securities that may be exercised into shares of our common stock were issued and outstanding as of June 30, 2006:
•	stock options to purchase 2,214,394 shares of our common stock at a weighted average exercise price of $3.59 per share; and

•	warrants to purchase 1,987,146 shares of our common stock at a weighted average exercise price of $3.73 per share.
Further, if we exercise our option to acquire the assets of CystoMedix, we will need to issue our common stock to CystoMedix for the purchase price.
We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.
Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our March 31, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors’ confidence in our company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any company in the future, we may incur substantial additional costs to bring the acquired company’s systems into compliance with Section 404.
Changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and would also negatively impact our results of operations.
The Financial Accounting Standards Board has issued Statement No. 123(R), Share-Based Payments, SFAS 123(R), which requires all companies to treat the fair value of stock options granted to employees as an expense, beginning in the first fiscal year that begins after December 15, 2005, for small business issuers. Accordingly, SFAS 123(R) became effective for us beginning in fiscal 2007. For fiscal 2006 and prior years, we generally have not recorded compensation expense in connection with stock option grants to employees. Because we are now required to expense the fair value of employee stock option grants, granting stock options is less attractive because of the additional expense recognized associated with these grants, which will negatively impact our results of operations. If we had adopted the fair value method for fiscal 2006 and 2005, our net loss for the respective fiscal years would have been $3,062,324, and $2,321,745 higher than reported and net loss per share would have increased by $0.46, and $0.50 per common share, respectively. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program.
In February 2006, our board of directors approved a plan to accelerate, effective February 2, 2006, the vesting of out-of-the-money, unvested stock options previously granted to our employees, officers and directors. An option was considered out-of-the-money if the stated exercise price exceeded $2.85, the then closing price of our common stock. Pursuant to this action, options to purchase approximately 0.4 million shares of our common stock with a weighted average exercise price of $4.49 per share became exercisable immediately.
We accelerated the vesting of these options to minimize the amount of compensation expense we must recognize upon adoption of SFAS No. 123(R). None of these options had intrinsic value at the acceleration date under APB 25. We expect that the acceleration of the vesting of these options reduced the pre-tax stock option expense by approximately $1.4 million, in the aggregate, calculated using the Black-Scholes option valuation model, that we would have otherwise recognized over the next three fiscal years, upon adoption of SFAS No. 123(R). We have included the charge attributed to the accelerated vesting of the options in the pro forma disclosures to our consolidated financial statements for the fiscal year ended March 31, 2006. However, certain outstanding options, with a cashless exercise provision, and certain outstanding options classified as liabilities, could result in a significant charge to compensation expense in future periods, as we will mark those options to fair value at each reporting period until settlement. Also, additional options as granted to attract or retain new employees could result in significant charge to compensation expense.

Our corporate documents and Minnesota law contain provisions that could discourage, delay or prevent a change in control of our company.
Provisions in our articles of incorporation may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our articles of incorporation authorize our board of directors to issue up to 20 million shares of stock which, without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights. With these rights, the holders of such shares could make it more difficult for a third party to acquire us. In addition, our articles of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
We are also subject to the anti-takeover provisions of Section 302A.673 of the Minnesota Business Corporation Act. Under these provisions, if anyone becomes an “interested shareholder,” we may not enter into a “business combination” with that person for four years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 302A.673, “interested shareholder” means, generally, someone owning 10% or more of our outstanding voting stock or an affiliate of ours that owned 10% or more of our outstanding voting stock during the past four years, subject to certain exceptions.
We do not intend to declare dividends on our stock in the foreseeable future.
We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings, if any, for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements. All statements other than statements of historical facts are forward-looking statements, including statements regarding our future financial position, business strategy, and plans and objectives for future operations and products. The words “may,” “will,” “believe,” “expect,” “estimate,” “continue,” “anticipate,” “intend” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, business operations and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things:
•	the highly competitive nature of the markets in which we sell our products;

•	regulatory hurdles that may prevent, delay or make more expensive our introduction of products;

•	the failure to continue developing innovative products;

•	the loss of our customers;

•	increases in prices for raw materials or the loss of key supplier contracts;

•	employee slowdowns, strikes or similar actions;

•	product liability claims exposure;

•	risks in connection with our operations outside the United States;

•	conditions and changes in the medical device industry generally;

•	the failure in protecting our intellectual property;

•	exposure to competitors’ assertions of intellectual property claims;

•	the failure to retain senior management or replace lost senior management;

•	changes in U.S. generally accepted accounting principles;

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products;

•	lack of acceptance of new products;

•	competitive pressures on the transactional sales and margins, and competition from new market participants for our sales;

•	adverse changes in applicable laws or regulations;

•	the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•	the failure to integrate effectively newly acquired operations; and

•	the absence of expected returns from the amount of intangible assets we have recorded.
We believe that the above factors are important, but not necessarily all of the important, factors that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update any of the forward-looking statements, except as may be required under federal securities laws.

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares by the selling shareholders. Some of the shares of common stock covered by this prospectus will only be issued upon the exercise of warrants. The proceeds, if any, we receive from the exercise of the warrants will be used for general corporate purposes.
SELLING SHAREHOLDERS
On August 7, 2006, we completed a private placement to the selling shareholders in which we sold an aggregate of 1,389,999 shares of our common stock, together with warrants to purchase 695,000 shares of our common stock at an exercise price of $2.50 per share. We also sold to the placement agent a warrant to purchase 69,500 shares of our common stock. The warrants are exercisable for five years, beginning on February 4, 2007. This prospectus covers the resale of the shares of common stock acquired in the private placement as well as the shares issuable upon exercise of the warrants.
The following table sets forth the number and percentage of shares of our common stock beneficially owned by the selling shareholders as of October 3, 2006 and after the offering.
The number of shares in the “Shares Offered” column represents all of the shares that each selling shareholder may offer under this prospectus. We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may choose not to sell any of the shares offered by this prospectus. Because the selling shareholders may offer all, some or none of their respective shares, we cannot estimate the number of shares the selling shareholders will hold after the completion of the offering.
Beneficial ownership and the percentages shown in the following table are calculated in accordance with the rules of the SEC. The percentages are based on 8,411,188 shares outstanding on October 3, 2006. Unless otherwise indicated in the footnotes to the table, to our knowledge, each shareholder identified in the table possesses sole voting and investment power over its shares of common stock, except for those jointly owned with that person’s spouse.
Except as described in the footnotes below, no selling shareholder has had any material relationship with us within the last three years.

	Shares Owned		Shares	Shares Owned
	Prior to Offering		Offered	After Offering
Name of Selling Shareholder	Number	Percentage	Number	Number	Percentage
Bradley W. Baker (1)	20,000	*	30,000	—	—
Burguette Investment Partners, L.P. (2)	150,000	1.8%	150,000	50,000	*
Devron H. & Valerie C. Char JT (3)	25,281	*	30,000	5,281	*
Christopher T. Dahl(4)	15,000	*	22,500	—	—
Ellis Limited Partnership (5)	47,921	*	60,000	7,921	*
John L. Flood (6)	20,000	*	30,000	—	—
David M. Hyduke(7)	10,000	*	15,000	—	—
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan (8)	189,602	2.3%	112,500	114,602	1.4%
Iroquois Master Fund Ltd..(9)	100,000	1.2%	150,000	—	—
William R. Kennedy(10)	20,000	*	30,000	—	—
Margaret Velie Kinney(11)	20,000	*	30,000	—	—
E. Robert Kinney(12)	20,000	*	30,000	—	—

	Shares Owned		Shares	Shares Owned
	Prior to Offering		Offered	After Offering
Name of Selling Shareholder	Number	Percentage	Number	Number	Percentage
MB Partnership(13)	25,000	*	37,500	—	—
Perkins Capital Management, Inc. Profit Sharing Plan U/A dated 12/15/86 (14)	25,281	*	15,000	15,281	*
Richard W. Perkins Trustee U/A dated 6/14/78 FBO Richard W. Perkins (15)	45,281	*	45,000	15,281	*
Jeffrey Peterson(16)	20,000	*	30,000	—	—
Piper Jaffray & Co. as Cust FBO Mark Halsten IRA #1(17)	20,000	*	30,000	—	—
Pyramid Partners, L.P. (18)	161,121	1.9%	150,000	61,121	*
John F. Rooney (19)	40,281	*	37,500	15,281	*
SF Capital Partners Ltd. (20)	1,390,014	16.5%	612,500	981,681	11.7%
Telluride Capital Master Fund Ltd.(21)	166,666	2.0%	249,999	—	—
Turn of the Tide LP(22)	725,000	8.7%	187,500	600,000	7.2%
Craig-Hallum Capital Group LLC(23)	107,357	1.3%	69,500	107,357	1.3%

*	Represents beneficial ownership of less than one percent of our common stock.

(1)	The address of Bradley W. Baker is 222 South 9th Street, Suite 350, Minneapolis, Minnesota 55402. Mr. Baker, an affiliate of a broker-dealer, purchased all shares covered by this registration statement in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those shares. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus.

(2)	The address of Burguette Investment Partners, L.P. is 435 Martin Street, Suite 3090, Blaine, Washington 98230. James T. Tiampo has voting and investment power over the shares held by Burguette Investment Partners. The “Shares Owned Prior to Offering” column includes 50,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 50,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus.

(3)	The address of Devron H. and Valerie C. Char JT is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 281 shares and 5,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Devron H. and Valerie C. Char. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(4)	The address of Christopher T. Dahl is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 7,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Christopher T. Dahl. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(5)	The address of Ellis Limited Partnership is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 421 shares and 7,500 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333- 133072; and excludes 20,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole dispositive power over, and is deemed to beneficially own, the shares owned by Ellis Limited Partnership. Richard W. Perkins is President of Perkins Capital Management, Inc. and has investment power over those shares.

(6)	The address of John L. Flood is 222 South 9th Street, Suite 350, Minneapolis, Minnesota 55402. Mr. Flood, an affiliate of a broker-dealer, purchased all shares covered by this registration statement in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those shares. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered this prospectus.

(7)	The address of David M. Hyduke is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 5,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by David M. Hyduke. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(8)	The address of Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan is 312 Central Avenue, Suite 508, Minneapolis, Minnesota 55414-1074. The “Shares Owned Prior to Offering” column includes 77,102 shares and 37,500 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 37,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Industricorp & Co. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(9)	The address of Iroquois Master Fund Ltd. is 641 Lexington Avenue, 26th Floor, New York, New York 10022. Joshua Silverman has voting and investment power over the shares held by Iroquois Master Fund. Mr. Silverman disclaims beneficial ownership of the shares. The “Shares Owned Prior to Offering” column excludes 50,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus.

(10)	The address of William R. Kennedy is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by William R. Kennedy. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(11)	The address of Margaret Velie Kinney is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Margaret Velie Kinney. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(12)	The address of E. Robert Kinney is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by E. Robert Kinney. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(13)	The address of MB Partnership is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 12,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole dispositive power over, and is deemed to beneficially own, the shares owned by MB Partnership. Richard W. Perkins is President of Perkins Capital Management, Inc. and has investment power over those shares.

(14)	The address of Perkins Capital Management, Inc. Profit Sharing Plan U/A dated 12/15/86 is 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 10,281 shares and 5,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 5,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Richard W. Perkins is the trustee of the Profit Sharing Plan and as such has sole voting power and sole dispositive power over the shares owned by Perkins Capital Management, Inc. Profit Sharing Plan.

(15)	The address of Richard W. Perkins, Trustee, U/A dated 6/14/78 FBO Richard W. Perkins, is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 10,281 shares and 5,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 15,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Richard W. Perkins has sole voting power and sole dispositive power over the shares.

(16)	The address of Jeffrey Peterson is 4354 Harriet Avenue South, Minneapolis, Minnesota 55409. Mr. Peterson, an affiliate of a broker-dealer, purchased all shares covered by this registration statement in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those shares. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus.

(17)	The address of Piper Jaffray & Co. as Custodian FBO Mark Halsten IRA #1 is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column excludes 10,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Mark Halsten IRA #1. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(18)	The address of Pyramid Partners, L.P. is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 41,121 shares and 20,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 50,000 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by Pyramid Partners. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(19)	The address of John F. Rooney is c/o Perkins Capital Management, Inc., 730 East Lake Street, Wayzata, Minnesota 55391. The “Shares Owned Prior to Offering” column includes 10,281 shares and 5,000 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 12,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Based on Schedule 13G dated July 31, 2006, Perkins Capital Management, Inc. has sole voting power and sole dispositive power over, and is deemed to beneficially own, the shares owned by John F. Rooney. Richard W. Perkins is President of Perkins Capital Management, Inc. and has voting and investment power over those shares.

(20)	The address of SF Capital Partners Ltd. is c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, Wisconsin 53235. SF Capital Partners, an affiliate of a broker-dealer, purchased all shares covered by this registration statement in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those shares. The “Shares Owned Prior to Offering” column includes 981,681 shares previously registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes (x) 500,000 shares underlying warrants that are currently exercisable, all of which shares are also registered on Registration Statement Nos. 333-126737 and 333-133072, and (y) 204,167 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. As a result, the holder is not deemed to be the beneficial owner of the shares underlying the warrants as of the date hereof. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC, which acts as investment manager and has sole power to direct the management of SF Capital Partners. Through Stark Offshore Management, Messrs. Roth and Stark possess voting and dispositive power over the shares held by SF Capital Partners and therefore may be deemed to be beneficial owners of the shares. Messrs. Roth and Stark disclaim such beneficial ownership.

(21)	The address of Telluride Capital Master Fund Ltd. is 1000 Parkers Lake Road, Wayzata, Minnesota 55391. Telluride Capital Master Fund Ltd. is a private investment fund that is owned by all of its investors and is managed by Telluride Asset Management LLC. Telluride Asset Management LLC, whose sole member is Peter Hajas, has voting and investment control over the shares. The “Shares Owned Prior to Offering” column excludes 83,333 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Peter Hajas and Telluride Asset Management LLC disclaim beneficial ownership of the shares.

(22)	The address of Turn of the Tide LP is 789 N. Water Street, Suite 500, Milwaukee, Wisconsin 53202. Turn of the Tide, an affiliate of a broker-dealer, purchased all shares covered by this registration statement in the ordinary course of business and, at the time of the purchase of the shares to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute those shares. The “Shares Owned Prior to Offering” column excludes 62,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. The warrants are subject to exercise caps that preclude the holder thereof from utilizing its exercise rights to the extent that it would beneficially own in excess of 4.9% and 9.9% of our outstanding common stock, giving effect to such exercise. The holder may waive the 4.9% ownership cap, but such waiver will not be effective until the 61st day after delivery thereof. Heartland Advisors, Inc. and William Nasgovitz, President and principal shareholder of Heartland Advisors, Inc., have shared voting and dispositive power over the shares held by Turn of the Tide and each may be deemed to beneficially own the shares. Heartland Advisors and Mr. Nasgovitz each disclaim beneficial ownership of such shares.

(23)	The address of Craig-Hallum Capital Group LLC is 222 South 9th Street, Suite 350, Minneapolis, Minnesota 55402. The “Shares Owned Prior to Offering” column includes 107,357 shares underlying warrants that are currently exercisable, all of which shares have been registered on Registration Statement Nos. 333-126737 and 333-133072; and excludes 69,500 shares underlying warrants that are not exercisable until February 4, 2007, all of which shares are covered by this prospectus. Bradley W. Baker, President and CEO of Craig-Hallum Capital Group LLC, and John L. Flood, Chairman of Craig-Hallum Capital Group LLC, have voting and investment power over the shares owned by Craig-Hallum Capital Group LLC. Craig-Hallum Capital Group LLC, a registered broker-dealer, has acted as placement agent for our private placements completed in April 2005 and August 2006.

PLAN OF DISTRIBUTION
The selling shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.
Upon our company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our company being notified in writing by a selling shareholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with those sales. In such event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the shares will be paid by the selling shareholders and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
We have advised each selling shareholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling shareholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholder will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling shareholder in connection with resales of its shares under this Registration Statement.
We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the selling shareholders against certain losses, liabilities and damages, including liabilities under the Securities Act. If the selling shareholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act.
VALIDITY OF COMMON STOCK
The validity of the shares of common stock offered by this prospectus will be passed upon by Messerli & Kramer P. A.
EXPERTS
Our consolidated financial statements as of and for the years ended March 31, 2006 and March 31, 2005 incorporated in this prospectus and registration statement by reference from our Annual Report on Form 10-KSB for the year ended March 31, 2006 have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports of McGladrey & Pullen, LLP given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement on Form S-3 that we filed with the SEC with respect to this offering. Parts of the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the website maintained by the SEC at http://www.sec.gov.
INCORPORATION OF DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this prospectus. This prospectus incorporates by reference the documents listed below and any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before the termination of this offering:

(1)	Our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2006 and our Amendment No. 1 to Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 2006;

(2)	Our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006;

(3)	Our Current Reports on Form 8-K dated April 26, 2006, May 3, 2006, May 17, 2006, August 8, 2006, August 10, 2006, August 28, 2006, August 30, 2006 and September 14, 2006; and

(4)	The description of our common stock contained in our Registration Statement on SB-2 filed with the SEC (No. 333-133072).
Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Information that we file later with the SEC before the termination of this offering will automatically modify and supercede the information previously incorporated by reference and the information in this prospectus. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.
Upon written or oral request, free of charge, we will provide any person, including beneficial owners, to whom a copy of this prospectus is delivered a copy of any document incorporated by reference, excluding all exhibits unless we specifically incorporated by reference an exhibit in this prospectus. Any such requests should be addressed to:
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343
Attn: Chief Financial Officer
(952) 426-6140